FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: April 8th, 2003

Information furnished on this form:
    -  Press Release concerning the revised financial results forecast

April 8, 2003

Announcement of Revised Financial Results Forecast

NEC Corporation ("NEC") today announced its revised financial results forecast for the fiscal year ended March 31, 2003. Details of the revisions are as follows:

1. Revised consolidated financial results forecasts for the fiscal year ended March 31, 2003

(Billions of yen)
Forecast as of ...	Net sales	Operating income (loss)	Income (loss) before income taxes	Net income (loss)
April 8, 2003	4,680.0	115.0	60.0	(25.0)
January 30, 2003	4,680.0	100.0	65.0	10.0
Difference	0.0	15.0	(5.0)	(35.0)
Actual results for the fiscal year ended March 31, 2002	5,101.0	(55.5)	(461.1)	(312.0)

2. Revised non-consolidated financial results forecasts for the fiscal year ended March 31, 2003

(Billions of yen)
Forecast as of ...	Net sales	Ordinary income (loss)	Net income (loss)
April 8, 2003	2,780.0	5.0	(15.0)
January 30, 2003	2,750.0	(27.0)	3.0
Difference	30.0	32.0	(18.0)
Actual results for the fiscal year ended March 31, 2002	3,562.3	(96.5)	(286.2)

3. Reasons for the revisions to the financial results forecasts

(1) Consolidated financial results forecasts

NEC's consolidated net sales for the fiscal year ended March 31, 2003 are expected to be the same as the forecast announced on January 30, 2003. Due to the better than expected reductions in cost and business expenses, NEC's consolidated operating income is expected to be 115.0 billion yen, which is 15.0 billion yen higher than the previous forecast. However, due mainly to devaluation of investment in securities of approximately 20.0 billion yen, NEC's consolidated income before income taxes is expected to be 60.0 billion yen, which is 5.0 billion yen lower than the previous forecast.

Regarding consolidated net income for the fiscal year ended March 31, 2003, NEC expects to post a loss of 25.0 billion yen, which is 35.0 billion yen lower than the previous forecast. This is mainly due to a loss of approximately 16.0 billion yen incurred from the reexamination of deferred income tax assets resulting from the introduction of a new local tax, and increased burden of other taxes.

(2) Non-consolidated financial results forecasts

NEC's ordinary income for the fiscal year ended March 31, 2003 is expected to be 5.0 billion yen, which is 32.0 billion yen higher than the previous forecast. This is due to the fact that net sales are expected to increase by approximately 30.0 billion yen over the previous forecast, and that solid progress was made in reductions of cost and business expenses.

Although an improvement in ordinary income is anticipated, NEC's non-consolidated net income for the fiscal year ended March 31, 2003 is expected to decrease by 18.0 billion yen to a loss of 15.0 billion yen as compared with the previous forecast. This is mainly due to (i) the fact that income before income taxes is expected to decrease by 18.0 billion yen due to the devaluation of investments in securities of approximately 20.0 billion yen and the devaluation of investments in affiliated companies of approximately 30.0 billion yen, and (ii) the reexamination of deferred income tax assets resulting from the introduction of a new local tax law which is expected to have a negative impact of approximately 8.0 billion yen on the non-consolidated net income.

Additionally, as announced on January 30, 2003, NEC does not plan to make a year-end dividend payment for the fiscal year ended March 31, 2003.

***

CAUTIONARY STATEMENTS:

The statements in this material with respect to plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties. NEC cautions in advance you that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT industry, a worsening of financial conditions in the world markets, would cause actual results to differ from the projected results forecast.

In case where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 4:30 am on April 9, 2003 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

Media Contacts:
Chris Shimizu / Daniel Mathieson
Corporate Communication Division
NEC Corporation
TEL: +81-3-3798-6511
FAX: +81-3-3457-7249